December 14, 2010

Andrew Gordon, President
Coffee Holding Co., Inc.
3475 Victory Boulevard
Staten Island, New York 10314

      RE: **Coffee Holding Co., Inc.**
          Form 10-K FYE October 31, 2009
          Filed January 28, 2010;
          Schedule 14A for the Annual Meeting April 22, 2010
          Filed March 1, 2010
          File No. 1-32491

Dear Mr. Gordon:

We have reviewed your response filed November 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 8. Financial Statements and Supplementary Data, page 27

Notes to Consolidated Financial Statements, page F-9

1.   We note your response to comment one of our letter dated October 29, 2010. Please confirm to us that you will provide in future filings the disclosure required by ASC 280-10-50-21(a) regarding the aggregation of operating segments, and provide us with the text of your proposed footnote disclosure to be included in future filings.

Note 2 – Summary of Significant Accounting Policies, page F-9

2.   We note in your response to comment two of our letter dated October 29, 2010 that commodities held at broker represent the market value of your trading account, which consists of cash and future and option contracts for coffee held at Morgan Stanley

Smith Barney. Please tell us the value of each component (e.g. cash, future contracts, and option contracts) of this account at October 30, 2009 and July 31, 2010. To the extent the commodities held at broker account includes cash and cash equivalents, tell us why you do not classify the cash and cash equivalents as such on your balance sheet.

Revenue Recognition, page F-12

3.   We note in your response to comment four of our letter dated October 29, 2010 that in the event a customer claims receipt of damaged goods, your standard practice is to file a claim for reimbursement from the shipper in the role of an agent on behalf of the customer and then ship a completely new order to the customer once a claim has been filed. Please tell us how you considered the following two factors in determining that the risks and rewards of ownership transfer at the point of shipment rather than at the point of destination:

(a) You recorded returns in fiscal 2009 for goods damaged in transit, which indicates that the risks and rewards of ownership do not transfer at the point of shipment; and

(b) You do not wait until the claim with the shipper has been settled before shipping a replacement order, rather you ship a replacement order when the claim is filed, which indicates that you will replace the goods no matter whether the claims are settled and that the risks and rewards of ownership do not transfer at the point of shipment.

4.   To the extent your disclosures with respect to your return policy do not accurately portray your standard business practices, please provide us with the disclosure that you intend to include in future filings.

Note 13 – Fair Value Measurements, page F-23

5.   We note your Level 1 categorization of commodities under the fair value hierarchy. We further note on page F-10 that you obtained the fair market value of options at October 31, 2009 from major financial institutions. Please explain to us the basis for your categorization of commodities as Level 1 rather than Level 2.

Schedule 14A for the Annual Meeting April 22, 2010

Individuals Serving on the Board of Directors, page 6

6.   While we note your response to our comment eight in the letter of October 29, 2010 and the draft disclosure suggested to be added in the company's future filings, we reissue the comment. The disclosure contemplated by Item 401(e)(1) of Regulation

S-K requires a discussion of the "specific experience, qualifications, attributes or skills" of each director. We believe that the reference to "industry and business expertise" for several directors is boiler-plate and not responsive to the Item requirement. See Compliance and Disclosure Interpretations ("CD I") Question 116.05 for guidance. Please provide draft disclosure accordingly.

Closing Comments

You may contact John Archfield, staff accountant, at (202) 551-3315 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Jim Lopez, legal reviewer at (202) 551- 3536 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Steven Skolnick, Esq.
            (973) 597-2477